

March 11, 2015

<u>Via E-Mail</u>
Mr. Sean Carrick
President and Chief Executive Officer
Nascent Biotech Inc.
8400 Miramar Road
Suite 247
San Diego, California 92126

      Re: Nascent Biotech Inc.
              Form 10-12G
              Filed October 28, 2014
              File No. 000-55299

Dear Mr. Carrick:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director

cc: <u>Via E-Mail</u>
    Claudia J. McDowell, Esq.
    McDowell Odom LLP
    28494 Westinghouse Place, Suite 305
    Valencia, California 91355